Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is a transcript of an interview during the CarLotz and Acamar Partners Virtual Analyst Meeting which was made available on November 27, 2020

Michael Bor:

All right. Well, hello, everybody. Welcome to CarLotz, analysts. I'm thrilled to be chatting with you today. In a few minutes we'll introduce you to the rest of the folks from our side, who are on the zoom. But I know you guys are busy.

We're really appreciative that you took the time to hear our story. We're thrilled to tell you about what it means to us to go public, to merge with Acamar, to tell you a little bit more about the business and answer any questions you have.

In terms of content for today, we'll talk about what we're doing at CarLotz, what we're doing in the industry, how we're differentiated, and we'll spend a bunch of time answering questions you may have. We'll talk about our growth, what we view as the competitive landscape, etcetera. I will share my screen, and we'll go through a presentation that was filed this morning with the SEC. It's similar to one that you may have seen already, and then we'll also share with you a video that we created, that kind of gives a little more color and image to what we're doing. And then in terms of Q & A, I think there's a hand raising button that you can hit and Dawn will be helping to administer that.

You've all seen these legal disclaimers. Regarding forward looking statements, this has been filed with the SEC and so you can spend more time on that page. But with that I'll turn it over to John for some intros from our side.

John Foley:

Thanks, Mike. Well, good afternoon, everyone. My name is John Foley and I'm the Chief Operating Officer here at CarLotz. I have officially been on this team for six years. Unofficially, I've been around since the beginning. I've known the founding team for nearly 16 years. Prior to joining CarLotz, I spent 15 years on the traditional side of automotive retail. Rob?

Rob Imhof:

Thanks John, my name's Rob Imhof. I joined the CarLotz team as Senior VP of Finance, Accounting in April 2020. Got my start about 20 years ago in public accounting and I've had various corporate finance and accounting roles over the last 15 years. Mike?

Michael Bor:

Luis, you want to introduce yourself?

Luis Solorzano:

Absolutely. Good afternoon, everyone. I'm Luis Solorzano. I'm Acamar's CEO and let me spend a couple minutes, briefly, introducing the SPAC sponsor and sharing some high-level messages of why we're so excited about this opportunity.

On Acamar, Acamar is essentially comprised of a group of investment professionals with very deep roots in private equity. I spent almost 20 years at Advent international. Juan Carlos, our chairman, was one of the founding partners at Advent. And the rest of my colleagues and partners, we come from many years of doing private equity around the world, quite a lot in Europe, North America, as well as emerging markets. And over the years we've really built a history and track record of investing, and importantly, developing companies primarily in the retail and consumer space.

As a group, we've directly invested more than $4 billion in equity in more than probably 40 companies. And over the years our investment focus has been very consistent. We've always focused on value creation, number one. Number two, trying to play an active role in the companies in which we invest, helping out teams and companies execute their business plans. And then growth. We have deep experience executing growth. We come from private equity, but we come from growth type investing as opposed to the traditional LBO models. And we feel very comfortable with organic, inorganic, growth situations.

We've been behind some interesting growth stories that may resonate: Hudson News, Moncler, Dufry, the world's largest duty-free operator, are some of the names we backed and helped over the years. And for the case of Dufry, for the last 16 years.

Those are just a few examples, but the key message is that we've been around different companies. We understand what it takes to set them up correctly. We believe we understand the underpinnings of what's required to achieve meaningful growth and scale. Which is obviously something very important in this specific situation and opportunity we'll be discussing today.

Lastly, we have many years of experience with public companies. For decades we've been exposed to public markets, both as investors as well as board members. If we go to the next slide, thank you.

Let me now tell you a little bit about CarLotz. We're very excited about this partnership. This transaction effectively checks all of our boxes, and on this slide we've laid out the reasons why we have such strong conviction that this will be a very successful investment.

For us, it really starts or started with the market, just its massiveness, of $841 billion, the 42 million used cars sold annually, the very low e-commerce penetration, the enormous fragmentation. They all put together a set of variables that in our view are incredibly conducive to disruption. We were highly attracted by just market dynamics.

Secondly, it's the scalability of the business. We truly believe this is highly scalable. There's massive white space to grow into. CarLotz's value proposition is different from what other players are doing out there and we believe we can help it grow.

We took a careful approach of looking at the growth plan and we think the plan is achievable, that concept has been proven, and now it's about putting enough capital and essentially just growing the company.

Lastly, I would say, we're always looking for exceptional management teams and we're highly, highly impressed by Mike, John, Rob, and the rest of the team. We think these guys have an incredible combination of knowledge, experience, and commitment and we're very pleased to be able to partner with these guys.

Before turning it over back to Mike, let me just spend a minute on this next slide where we've sort of laid out some key messages around the structural design for the deal, because we tried to do all the right things for investors. First, making sure we put enough capital into the company. So it's 321 million dollars of net cash going into the business to fully fund its expansion and growth for the next few years. Second, we've aligned everyone's interests and incentives. So most of the capital resulting from the transaction will go into the company and existing shareholders will roll over most of their stake, ending up with closely 60% ownership in the business going forward. And then from the SPAC sponsor perspective, we agreed to convert or defer 50% of our promote into an earnout that's triggered by share price appreciation.

From a valuation perspective, we think it's a compelling opportunity to get into a hyper growth company at a sub 1x 2022 revenue multiple on what we think is a highly differentiated business model. And lastly, we're very proud to have the support in this transaction of a group of highly credible, strategic and financial partners, including KAR Global, the parent company of one of the largest used car auction companies in the country. Also the McLarty group, one of the largest car dealer groups, Rick Wagoner, former CEO of General Motors, and then on the financial side, as you probably read from our press release, we have Fidelity management, along with other investors already committed to invest in the PIPE. So super excited to be part of this, and with that let me turn it over to Mike.

Michael Bor:

Thanks, Luis, before I get into the presentation, I'm going to stop sharing this. I'll just share with you a quick video that I hope plays well for you, test my abilities here a little bit. And then as soon as the video is over, I'll come back and we can run through some presentation pages and Q&A.

-----------------------VIDEO-----------------------

Michael Bor:

Our mission at CarLotz is to create the world's greatest vehicle buying and selling experience.

At CarLotz, we take vehicles from our customers, our consigners, either consumer consigners or corporations that have vehicles, and we sell those vehicles for our clients to retail buyers through our omni-channel, used vehicle buying platform. When we started the company, we knew the vehicle buying and selling experience were broken. The two options that people had is they could trade in their vehicle at a dealership, sell it to a car buying service, or they could list it on the side of the road, put a sign in the window, deal with buyers on Craigslist etc. We decided to create a business where we could take those vehicles, we could professionally merchandise them and market them and sell them to buyers and thereby getting thousands more for the seller for their vehicle and creating a great experience for a buyer to be able to browse, price, shop, apply for financing and warranty products on their vehicle, and ultimately take full delivery from the comfort of their home, on their desktop or mobile device.

John Foley:

Dealers traditionally go to an auction, pay for a vehicle, then pay for the vehicle to be shipped in, reconditioned and so on. Our consignment model is bringing these vehicles to market without all of that additional expense and that benefits the seller, but it also benefits the buyer.

Michael Bor:

The consignment model is one that nobody else uses. Our corporate accounts and consumers, they let us know about their vehicle and then we evaluate the vehicle. We determine what kind of reconditioning the vehicle needs. We come up with a price that is conservative as compared to full retail, but still gives them a lot more money than they otherwise would get through the wholesale channel.

Dan Valerian:

Our proprietary tech powers every step of the operation. We've built the world's only retail remarketing asset management solution. We're pioneers in the industry. From the seller's side, they will assign vehicles to us through the portal, through our API or through whatever technology that they want to use, and then once we get those vehicles, we're quickly inspecting them, we are using our proprietary reconditioning apps, our proprietary condition reporting apps, providing them an exact representation of what's going on with the vehicle. Due to the deep integration that we have with our corporate vehicle sourcing partners, this allows us to use the AI and ML tech that we've built and all the data that we've gathered throughout every step of the operation and provide it to them system to system, real time in really any format that they like. For buyers, we provide an end-to-end omni-channel experience and really this is about combining the use of our hubs and all of the tech that we've built, the mobile tech, the website, and combine it all together to allow them to step on and off the journey seamlessly at any point, right from the convenience of your own couch.

John Foley:

One of the biggest things that differentiates CarLotz from other dealerships, some are 100% committed to E-commerce and others are 100% committed to an in dealership experience. And CarLotz is bringing both. We have a hybrid model that allows our buyers and our sellers to transact the way they want when they want.

Brent Garrett:

The benefit of our asset lite business model is that for our corporate accounts, we're able to source that inventory from them and not have to invest in the upfront inventory acquisition costs that a normal traditional dealer would have. We work with a variety of different types of corporate clients. The reason why there's such a great opportunity here with CarLotz, is that we're the only company that offers a retail remarketing solution. For us to be able to take consigners vehicles from consignment to retail it's unheard of no one else does this. And so the fact that we're able to grow with this hub expansion, it's very disruptive.

John Foley:

This industry has long been known for poor customer service and that helps to make it ripe for disruption. We're very proud of our net promoter score, which leads the industry. In fact, many of our buyers become buyers again and they become sellers in the future.

Liz Sanders:

No matter what team that you're looking at, you're going to find a very consistent culture inside of CarLotz. You're going to find individuals who are driven by providing a great customer or guest experience. We want our team to be empathetic to our guest’s needs. We also want our team to be curious, to learn about the guest that’s in front of them and to understand what it is that they need to better serve them. Every person that’s on our team really helps us get closer to our mission of providing the world’s best automotive retail experience.

Michael Bor:

There are 42 million used cars sold every year. It’s a massive industry, nearly a 1 trillion dollar TAM (total addressable market).

John Foley:

In addition to being massively fragmented, this industry is ripe for E-commerce penetration. Currently less than 1% of all business done in this market is E-commerce. At CarLotz, we've made giant steps to make an impact. We still see lots of green space in front of us, to continue to improve the E-commerce capabilities that we have and bring to both our buyers and our sellers.

Reporter One:

CarLotz, the industry’s only consignment to retail sales business model for used cars is going public.

Reporter Two:

CarLotz is going public with SPAC company Acamar Partners making it the third US online car seller to go public this year.

Reporter Three:

Congratulations, you’re heading to go public, that’s a big deal.

Michael Bor:

What's really exciting about our future is that through this transaction we'll be able to grow our hub footprint nationwide.

John Foley:

We have a very disciplined and conservative plan to grow eight times over the next five years.

Michael Bor:

And what that does is it enables us to provide the same services we're providing now to a much greater universe of potential sellers. Also, by expanding our hub footprint, we'll get much more inventory into this system and create many more opportunities for buyers who are looking for vehicles to find the exact right vehicle they want at the right price, from a platform that they can trust.

-----------------------END OF VIDEO-----------------------

Michael Bor:

Great. Let me share the presentation again. Okay, great. So like I mentioned I'm Mike Bor. I'm the co-founder and CEO of the company and thrilled to be walking you through this presentation and certainly even more excited to be answering questions at the end.

We started this business because we identified, like many, that the used car transaction is broken. Most people, including us, are addressing this from the buyer side where we're creating an omni channel experience that's much better than the traditional model of showing up to a used car lot, being greeted by a guy in a long trench coat, smoking a cigarette, spending the next four or five hours trying to figure out how to how to buy a car. We created a new model, others have as well. But where we really differentiate ourselves is we really focused on the selling side of the equation.

About nine years ago I wrote a business plan that revolved around consignment of vehicles. I live in Richmond, Virginia where there's another large auto retailer. And so I cold called Austin Ligon who was the first CEO of CarMax. And I just wanted to run him through the model and see if he could spend a few minutes with me. To my surprise, he agreed to meet me in a local Starbucks. I prepped for a 20 minute meeting, and ended up chatting with them for five hours about the model. And I left that meeting super excited about the opportunity ahead.

We built a consignment model that essentially allows the seller of a vehicle who previously had to either trade it in, sell it to CarMax, or park it on the side of the road with a sign and deal with Craigslist buyers, gave them a new option. And this new option was: bring it to us, we will evaluate the vehicle, recondition it to perfection and then professionally merchandise it and market it so that once it sells, seller will get thousands more than they otherwise would have had they sold it themselves or traded it in. We launched this in 2011, it very quickly became very popular. People were regularly bringing us vehicles with a $10,000 offer from CarMax. We were selling the vehicle for 14, they were netting 13 and they were telling all their friends and family.

And so we did this, our first hub filled up, we opened a second hub and then a third hub several hours away. And around the time of our third hub, we happened upon the remarketing industry. The remarketing industry traditionally, is how corporate sellers of vehicles fleet management companies, banks, OEMs, captives, people who have lots of vehicles to sell they sell their vehicles at auction. That's called remarketing. We decided to apply the process that we were using with the consumer vehicle to this corporate market and we pioneered the retail remarketing industry. As soon as we saw there was something there we immediately began building the technology that direct directly links us with these accounts, gives them the information they need to make good asset management decisions with respect to their assets, and we essentially built our whole business, our whole tech around this unique process of consigning vehicles to the retail channel.

We have since grown to eight hubs across five states. We've done this over 25,000 times, we've sold vehicles into all 50 states, and we're generally saving the seller thousands over what they would have sold the vehicle for at the auction, we're saving hundreds and up to a thousand dollars for the buyer who otherwise would be buying it retail, and we've created a business that is one of the more profitable businesses in the auto retail disrupting market.

We're at a point now where we built essentially a super-regional business. We are at capacity with respect to our hubs, and through this transaction and the capital that it delivers we'll be able to build a national multi-billion-dollar business in the auto-retail industry. And with that, I'm going to turn it over to John who can walk you through some more details of exactly how it works.

John Foley:

Thanks, Mike. So I'm going to kick it off here by talking about the supply chain. And really, the key here is that we've taken this long and complicated supply chain that you see illustrated on the left. And we've made it much simpler and we've done so by moving these cars directly to retail, and we're cutting out all of the unnecessary transportation, wholesale, auction fees, and all of the steps that just generally slow down the time it should take to bring a vehicle to the retail market. In doing so, we feel like we've uncovered a pot of gold.

There are 42 million used vehicles sold each year, and of those 42 million, 12 million are passing through auction houses. Now, we already worked directly with the sellers of the 12 million vehicles that are passing through auction houses, but we also work with the sellers of the other 30 million vehicles. And all of these sellers, prior to CarLotz, only had access to either the wholesale or the private party market and those corresponding values. So now we've created a way for sellers to instead access the retail market, and they're benefiting from the lift that they otherwise surrender by transacting in the wholesale or private party market. And typically, that means more than $1,000 per vehicle. And what's great is since we're cutting out all of the costs that are associated with the vehicle movement and the touches inside of the wholesale channel, our sellers are bringing these high quality vehicles to the retail market and they're able to offer them for a price lower than a traditional dealer, yet, they're netting far more than had they sold the vehicle in the competitive wholesale market. And because retail's always greater than wholesale, this model works for every seller.

So I said that sellers can make $1,000 or more per vehicle, but what does that look like? So I've got some case studies here for you to review and I'll start on the second vehicle. The 2014 Lexus RX 350 with 54,000 miles. Now, if you're a remarketer and you've got this vehicle, you're going to take a look at the data and you will know that the auction value on this vehicle net of all fees is just over $19,000. The CarLotz retail price on this vehicle is $23,000, and net of all fees and expenses, in this case, the seller made $21,048. That's a lift of over 1700 dollars. And if you take a look down the rest of the row, you'll see that there's different types of vehicles, different mileage, but same impressive results.

Now one thing to keep in mind here is, our sellers often have a fiduciary duty to maximize the value on behalf of their clients and knowing that they can get lift like this from CarLotz, it's almost impossible to consider the auction.

Hopefully that helps you to understand how the strategy benefits both buyers and sellers from a pricing standpoint. Simply put, buyers are paying less than normal and sellers are making more than normal. Because the model always works, CarLotz can accept every model, age, value of vehicle and we can in turn provide our buyers now with this full spectrum of inventory to choose from.

We've put technology to work on both the buying and the selling side to make the process easy for both. Our buyers are able to transact in a contact-less manner using our end-to-end e-commerce capabilities, and our sellers, and really specifically these corporate sourcing partners, they have long relied on auction houses to provide them with a condition report. We have built our own in-house reconditioning centers, we've developed our own technology, and now we're delivering a more comprehensive report than our sellers have ever seen, and we're delivering it faster than they're used to. We have a lot of confidence in this model, that we've built the technology, that we've developed the processes we put in place and the people behind all of it. And all of that alone is enough to get the attention of buyers and sellers. But at the very beginning, we decided that meeting the expectations for what buying and selling a vehicle should feel like is just not sufficient.

We want to exceed buyers' and sellers' expectations and we want to be best in class at doing that. So one way to make sure that we're doing this is to listen to the feedback that the buyers and sellers are sharing with us, and often that's coming in the form of a review. The automotive retail industry has long been plagued with poor customer service, and you can see that even today, knowing that, auto retailers are still only delivering a net promoter score of seven. We've seen some of our peers focused on improving this and you can see that their scores are much higher, but again, we want to be best in class and our NPS of 84 indicates that we're doing just that. So we've got a couple of reviews highlighted here for you. We welcome you to go online and take a look, and you'll see more of what you see here.

As important as it is that we deliver an amazing experience for buyers and we think that's a given, we recognize that we must do the same for our sellers, specifically those corporate sourcing partners we've been talking about. We found that technology is what those sellers are using to monitor their assets, and so we've developed a suite of proprietary retail remarketing technology which really just continues to expand this competitive move around our business, and all while guiding our sellers to higher returns and lower days to sell.

Flip here to page 12, we'll start with how we've applied this technology to the hub processes. When a vehicle arrives at one of our hubs, the first thing we do is put our proprietary technology to work. The vehicle immediately begins going through a comprehensive cosmetic and mechanical inspection. The findings of that inspection are captured, it's supported with photographic and video evidence as needed, and all of that is put inside of the condition report and now that information can electronically be shared with our sellers. What this allows our sellers to do is quickly make a decision on the best path forward for that vehicle, but at the same time it's allowing them to collect excess damages from their account which is significant for them.

Now you're back to the remarketers office and we've used this. Our technology team has really established this back-end integration through our sink framework, and our sellers are now receiving proprietary business intelligence and reporting, and it allows them to make a timely, educated triage decision. Logistics, reconditioning, sales, lift, all of this data is available at their fingertips and we can create a customizable view for each of their fleets. All of this is playing a part in creating significant value for buyers and sellers. By creating this retail channel for sellers, sellers are now making thousands more than trade-in or private party values, and they're doing so in an average of 30 to 45 days.

Because we're using technology to lead the way, the process of selling a vehicle is completely hassle-free, our sellers are in control, but they're able to monitor progress from afar. At the same time, we're bringing these vehicles to market at a price that's lower than a traditional dealer, and we've paired that with a non-commission model. It just makes it very easy for our buyers to navigate the process. We've aligned technology and human resources the entire way, and then we backed it all up with our value proposition that includes a 133 point inspection, a 30 day warranty, three day exchange policy, we've got financing available for almost every buyer, and then we offer warranty options that makes sense and give our buyers a lot of confidence to complete their transaction. And so we like to say win-win is certainly good enough for most but we really have created, win-win-win here. This model is creating value for buyers and sellers as I described, but it's also creating significant value for CarLotz. It's an asset light model, we are sourcing inventory outside of the competitive markets, and because our costs are reduced in returning the inventory fast, we're helping CarLotz to generate large profits. And I will turn it over to Mike to let you know how that stacks up against our peers.

Michael Bor:

So, thanks John. We're obviously competing against an impressive group of companies, multi-billion dollar businesses. Fortunately, this is an industry that can support several billion-dollar winners. And we have a ton of respect for all these companies that have built very cool user experiences. Fundamentally, though, our business is different. We're growing faster than these companies, competitors. We have a GPU and a contribution margin per unit, especially when compared with our customer acquisition cost per unit that is at the top of the class, and all of this, importantly for us and our investors, we've done this against the backdrop of companies that have raised hundreds of millions and billions of dollars. We've gotten our company where it is on a grand total capital raise of $35 million to date. We simply run the most capital efficient business model. And we've grown the business in a very capital efficient way.

If it's one thing I want you to take away from today. It's that we're similar to these guys in several ways. But we're different in a couple key ways that ultimately make us a better business. We all run high growth trajectory business models, we're all intently focused on the customer and the guest experience, and we all run some form of an omni-channel used vehicle retailing platform. Where we're different is we've got the industry's only consignment-to-retail sales model. We've built a lot of proprietary tech that has built a moat around this unique aspect of our model, and it's created the most asset light business model in the industry. All of this leads to terrific profitability, growth, the lowest CAC, and the highest NPS score amongst our peers. I'll just briefly walk you through some key investment highlights. You all know the market really well, obviously a huge TAM, trillion-dollar TAM. More importantly than that though, it's hyper fragmented. The top 100 dealer groups represent about 6% of the volume in the used vehicle market, and on top of that e-commerce has only penetrated 1% of auto-retail. Our specific niche, retail remarketing, has only penetrated one 100th of a percent of all auto retail. And so, against the backdrop of a massive fragmented industry, we have a tremendous amount of white space in terms of the relatively little penetration in the market, to continue to grow and build our impressive business.

Let me talk a little bit about the types of vehicles we spend time with. You'll note, our competitors largely focus on the 1, 2, 3-year old vehicle. We focus on the really the fat part of the inventory bell curve, where most vehicles transact, and that's in the three to 10-year-old range. It's an area where we've been focused for years and we built a tremendous experience. I'll focus you on the chart on the right. If you look at pickup trucks, it's 12% of the used vehicle market, it's 20% of the new vehicle market, meaning it's the fastest growing segment of the used vehicle market, of the vehicle market. Our peers sell very few trucks and vans and they do so for several reasons. A key reason is, these are very risky vehicles to buy at an auction. You don't know how they were used, you don't know what the reconditioning totals will be, it can really hit your GPU and so most of our peers stay away from this very risky inventory. Our unique business model, which is based on consignment and passing these costs along to our seller, enables us to take any inventory that comes our way. We're not afraid of risky vehicles like trucks that might need more reconditioning. Frankly, we make more money because we mark up the reconditioning to our clients. So that's actually a benefit to our GPU versus a hit to GPU. This unique aspect of our business model allows us to maintain an inventory level that is most consistent with the inventory that's in demand by the used vehicle market.

Obviously, the most unique aspect of our business model is how we source our inventory. You'll see 60% of our inventory is consigned from corporate accounts, you'll see several logos below. We work with banks like US Bank, we work with fleet management businesses like ARI and LeasePlan and Merchants and Motorlease. We work with rental businesses like Advantage, Flex Fleet, Premier Truck Rental, floor plan companies, car buying services, work for an OEM, really anybody who otherwise would sell a vehicle at an auction, they are either our client or they are our prospective client. 15% of our inventory comes from the consumer, that's you or I attempting to get more money for our car than the dealer is able to offer us. Or we don't have the time or wherewithal our desire to go through the private party sale. And then another 15% comes from other non-competitively sourced channels. That's essentially our corporate clients or our consumers choosing to sell us a vehicle instead of consigning it and that 15% of our inventory is inventory we own, but it is sourced from either a corporate account or consumers. And then the last 10% is competitively sourced, and that's really sub 10% today, it's virtually nothing. That's when we go to an auction and buy a vehicle. We typically do that if we're trying to round out our inventory if our inventory doesn't reflect what we're seeing its demand be in that market, or when we start a new hub we typically go out and buy some inventory to start the hub so that we iron out the kinks with our own inventory before we begin taking consigned inventory from our accounts.

A key part of the relationships we built with our corporate vehicle sourcing partners is in the technology and human resource integration that we've long built to connect with our accounts. When we first started studying business models and were building this business plan, specifically the consignment from corporate, we studied Enterprise Rent-A-Car. Enterprise Rent-A-Car, decades ago, created technology integration and human resource integration with the insurance industry, such that even today, decades later, if you get into a fender bender it's likely that progressive or GEICO will point you to enterprise as the preferred car rental business.

We took a page from this playbook and we decided, from the beginning we were going to create deep technology integration, deep human resource integration, so that we are essentially a consultant to our accounts, we give them data to help them make good decisions, and we're acting as asset management capacity to help them maximize the value of their portfolio. By doing this, we've created a very wide moat around this unique aspect of our business.

We also have the technology available for the buyer to buy exactly how they'd like to buy. If you want to sit on your couch and shop for your vehicle, establish value for your trade-in, pick a financing option, and a warranty, and have it delivered to your driveway, we can do that. If you want to come in, visit the vehicle, take it for a test drive, speak with our people face to face, you can do that. What most people do is somewhere in between. Almost everybody starts online, they find the vehicle they like. They might value their trade, pick their financing, a lot of times before they click buy they will communicate with us in some capacity. They might call us, they might shoot us an email, or come visit. Ultimately, they might want a FaceTime video of the vehicle, they might want to look at specific features, they might want a full video created of the vehicle sent to them so they can share it with their friends and family, or they might come in and want to test drive the vehicle and even then have it shipped to their home. We deal with a number of different buyers, almost everybody likes to shop differently, but our unique omni channel platform allows them to shop in a way that's most comfortable to them.

We chatted about our unit economics. I'll just point you to the chart on the right. We do all this in a very capital efficient way, while our competitors have hundreds of millions of dollars of inventory, and dollars at risk in this inventory, we manage our business with single digit millions of inventory. And this is not only capital efficient, but it's also lower risk. As the used car market may slow down from time to time, and sell-through slow down, as depreciation rates may increase, as there might be a recall on a number of vehicles, like a few weeks ago 2 or 300,000 vehicle recall on the Ford Explorer. This hits your inventory, if you are a holder of that inventory. For us as a consigner it generally hits our clients' inventory, but they are typically very sophisticated sellers of vehicles. They understand that this happens. We still make our GPU per that unit and we don't have to hold the inventory. We don't have to tie-up dollars. We don't have to take that risk.

The most exciting part of this whole presentation and our mind is the growth story. We have doubled and tripled the business, every couple years since inception really by doing one thing, expanding capacity and growing our relationships with our accounts. Our growth model is essentially built on adding new hubs, three to four per quarter, nationwide, giving us the additional capacity to continue to drive more volume through our consignment engine and generate more revenue. We think, by adding capacity, inventing, investing in continue technology, leadership, and marketing, we'll be able to further penetrate our existing accounts, add new corporate accounts, and ultimately add a billion and a half of revenue over the next several years.

None of this happens without what we believe is the best management team in the industry. We've got a team with a tremendous amount of industry experience and CarLotz experience and we're supported by a very talented next layer of management. But ultimately what we all do, is we maintain grounded on the four key aspects of our corporate culture: integrity, transparency, customer service, and fun. By really relying on these four key tenets of our culture and them standing behind every decision we make, we've built a business with the best NPS score, very fast growth and we've won lots of awards from our clients and from the industry.

I'll highlight a few key additions to our management team recently. This morning we announced that Tom Stoltz has joined us at CFO, to add to the capabilities that Rob brings to our finance department. Tom has tremendous experience as a public and private company CFO, most recently at Portillo's, but prior to that at Fanatics, Cato, Citi Trends. He's taken several businesses public and has a lot of experience there. Becca Pollock is one of the most experienced leaders in our industry. She comes from the remarketing, the wholesale side of the industry. Prior to joining CarLotz she was president of TradeRev and for 15 years she was the General Counsel at KAR Global, and she joins us as Chief Commercial Officer and General Counsel and we're thrilled to have these additions to our team. We also have a CMO joining, very experienced CMO, who we'll be announcing shortly.

We're also thrilled to announce the board of this newly public company. Five of these members are independent. We brought on 2 from Acamar, Luis who you met earlier, and Jim Skinner who is part of the Acamar team. He's a former Vice Chairman, CEO, and CFO of Neiman Marcus group. We brought on Sarah Kauss, the tremendous entrepreneurial leader. She's the founder and Chairwoman of S'well bottle and built that into $100 million brand on $30,000 invested. We've also brought on Linda, who is a tech guru, has started several businesses, one of which is comScore, which became a public company and Paragren which was acquired and Kimberly Sheehy, who has tremendous amount of experience as a CFO of several public and private companies. And all these folks bring us a tremendous amount of experience managing public companies as we enter this new phase in our development and we're thrilled to welcome to them to the team.

Let me spend a few minutes on the growth strategy. Like I mentioned, we've doubled or tripled this business every couple of years. And essentially our growth is predicated on us continuing to do exactly what we've done to date, just doing it a bit faster. Our whole growth model is essentially built around four key variables. One, new hub development. We've estimated three to four per quarter over the next several years. Two is sell-through, we use the term sell-through to denote that of the inventory we have, how many are we selling each month. All of our new hubs, we've estimated 35% self through in the first year, up to 50% once it's breakeven, or once it's at run rate. And those are statistics that are conservative as compared to what we've actually been able to drive in reality. The third metric, the third variable is average selling price. We have increased efforts on price by about 10% per year over the last several years, our growth model has us growing at 3.7% in the future. So again, conservative compared to what we've seen in reality. And the fourth metric is F&I penetration in dollars and again, we picked variables that are that are conservative as compared with what we've seen in our existing hubs. All of this is backed by nearly trillion-dollar TAM and very, very low penetration of both retail remarketing and e-commerce.

The growth bridge on page 30 guides you through the bridge to 2022. About 80% of this growth comes from new hubs, again three to four per quarter, and 20% of the growth comes from our existing hubs, which earlier this year were growing 20 and 30% over last year, despite not adding any new facilities during that time. We think we've been very conservative with respect to average selling price and F&I penetration across the model, both new and existing hubs.

In terms of stocking the hubs both new and existing with inventory, there are 12 million vehicles that go through the auction channel each year. We've identified on the left here just fleet management companies. That's one vertical that we serve. It's one of our primary verticals, you'll see several accounts here that we've been serving for years. They have millions of vehicles in their fleet. They remarket hundreds of thousands of vehicles a year and for us to achieve our growth goals we just need a tiny percentage of what they're already sending through the auction to be diverted to retail remarketing. That's just fleet management.

We also serve banks, rental car businesses, OEMS, captives, third party marketers. There are 12 million vehicles that are sold through wholesale remarketing each year. For us to meet even our 2023 goals, we need an additional 75,000. In terms of new hub development, obviously we have eight hubs today across five states, Virginia, North Carolina, Florida, Illinois and Texas. And as we grow, we basically pay attention to where our clients tell us to grow. They're currently saying go to the go out West. Pacific Northwest, New England are the key areas of growth. We're also going to fill in Midwest, and the Southeast and add capacity in areas where we're at capacity. But essentially we take cues from our clients on where they want us to open new facilities. And one of the key pieces to the hub footprint expansion is every time we add a new hub we reduce the shipping costs of getting a vehicle to us. I'll give you an example. We're currently in San Antonio. If one of our accounts wants to assign us a vehicle from Houston and we sell that vehicle and give them $1,000 of lift, that thousand dollars lift is net of a $300 shipping bill from Houston and San Antonio. As soon as we open in Houston, assuming the same results, all of a sudden that lift goes up to 1300 because we no longer have that $300 of shipping.

So as we expand our footprint, we get closer and closer to the inventory that we're selling for our accounts, the shipping costs comes lower and lower, the value we add to them gets higher and higher, and it's like a flywheel for continuing to add value to our accounts, a flywheel for volume.

We've been spending a lot of time over the last weeks and months evaluating facilities, we have several that are at the LLI phase that gives us strong confidence in our ability to perform in 2021. We're very close to facilities on the West Coast and New England and we're thrilled to be able to announce stuff very soon in terms of new facilities.

In our model we've estimated a growth that is consistent or conservative as compared to what we've been able to do with our recent hubs. San Antonio is one of our more recent hubs. We opened this hub with less than $250,000 investment, we opened it in under four months. Our new hubs, we've estimated about $750,000 investment, to be conservative, and we've estimated four months to open.

If you look at the chart at the bottom, we typically stock the new hub with owned inventory and then over time transition to consigned inventory, and we've estimated a transition there that it's consistent with what we've driven in the past.

In terms of sell-through, like I mentioned, our existing hubs have on average sold through 37% of their inventory in the first year, getting to over 50% as they mature. In our new hub model, we estimate 35% in the initial year, getting to a little above 50% when mature, but keep in mind, our new hub model includes a million and a half of marketing spend, per hub, that we have not spent in the past. And so we believe that will dramatically increase the initial sell-through at our new hubs.

In terms of revenue growth, we are adding a billion and a half of revenue by 2023, sounds like a big number, it is a big number. But when compared to this industry and what our peers have been able to do, it's actually quite conservative. Carvana from IPO to three years out grew 3.6 billion. Vroom from IPO to three years out, was projecting 4.7 billion of growth. And, important to note, we've done our growth to date on $35 million of capital raise. This transaction essentially gives us almost 10 times as much capital as we've had since inception, with which to pursue our growth goals. With that, I'm going to turn it over to Rob for a few financial pages.

Rob Imhof:

Thanks, Mike. As you can see here, we've demonstrated develop the ability to grow the business quickly. We did this by adding three hubs in 2018, and nearly doubling our retail vehicles sold from 2017 to 2019. What you don't see here is year on year February we were up over 200 units. Covid hit in March, March through May we were down over 600 and then we started to climb out of that pretty aggressively in June. During that same period of time, we were projecting a 20% increase in retail GPU and due to our industry leading customer acquisition costs, we were near the top of our class in contribution margin per unit. I'll turn it over to Mike for this next page before I pick it back up again.

Michael Bor:

Yeah, obviously 2020 has been an interesting one for us. We came into the year growing 20 and 30% over last year, month over month. And we were gearing up for what was going to be the best quarter we've ever had. We were hit with Covid in March and really Covid for us was two different stories. There was a sales impact and a sourcing impact. The sales impact was an immediate and dramatic drop in sales and sell-through for about three months. March, April and May were hit pretty hard, but by the end of May and into June we recovered very nicely and saw a tremendous sell through and great volumes. But the longer-term impact was really the sourcing. When OEM plants shut down and there were moratoriums on repossessions, our clients had far fewer units to send to us. And so we saw our inventory drop from 1300 units to below 700 units, like many in our industry. What happened during that time, though, is there was a huge backlog forming, of inventory. And that started to unwind around September, that also happened around the time we picked up several new accounts. Our bank client came on board this year, our OEM came on board this year, and so coming out of Covid we started building our inventory and we've hit record levels. Prior to Covid, I think our record was 1400 units. By October we were almost 1600 units. We're now at over 2000 units and we anticipate being there in the near future, which is guiding us towards terrific sales in Q4 and into 2021.

Rob Imhof:

We are planning to use the capital from the transaction to continue to transform our business and expand nationwide. Part of this is expansion of the moat around our business. So we will invest in core technology such as the buyer and seller experience. This is the front-end technology that you would use to consign a car with us, or to purchase a vehicle. We'll also invest in B2B sourcing technology to allow us to better and more efficiently do business with our corporate sourcing partners. We'll make additional technology investments in internal retail and processing enhancements, to drive increased efficiency as well as B2B tech productization to allow our corporate sourcing partners to better manage their fleets.

As Mike mentioned, we plan to open three to four hubs a quarter over the next several years. This requires a $21 million investment over two years, and we'll make other growth investments in our logistics and distribution network as well as corporate brand and hub level marketing. As you can see here, we believe this is the evolution of excellent unit economics. Retail gross profit per unit for us has four primary components. The seller pays a listing fee and success fee that average around $1,000. The buyer pays a processing fee that averages $500. We sell F&I products such as gap insurance and extended service plans that averaged $450 per unit. And as we source financing for our guests we earn a commission for financing and that averages around $150 per unit.

To bridge the 2020 numbers to the low end of 2023 we're looking to increase the attachment rates and price on our F&I and financing commissions that are very modest compared to what we've driven in the past, respectively $70 on financing and $150 on F&I. We're also modeling $100 each of buyer and seller fee increases. As you can see on this page, we've delivered very strong growth over the last few years, almost doubling revenue in the last two, and tripling in the last three. With the new capital from the transaction, we expect to fuel growth, tripling revenue by next year and going to 1.5 billion by 2023. All this while increasing our excellent unit economics and improving our gross margins, for a long term 15 to 17% target. And after a couple of years, investing in the business, we expect to be EBITDA profitable by 2022, get into $90 million by 2023. And lastly I'd like to draw your attention to the fact that we are near cash flow breakeven currently, and expect very meaningful cash conversion by 2023. And I'll turn it back to Luis.

Luis Solorzano:

Thanks, Rob. I'll spend a minute in the last couple of slides in the deck. Guys here we've laid out the transaction summary, I'll just hit on a few highlights. Total proceeds of 436 million are obviously the combination of the of the $125 million PIPE, plus the expected cash in trust of 311. And then again, it's 321 million going into the company's balance sheet to fund future growth. At $10 per share our implied valuation multiples are 0.8 times 2022 revenues and 6.8 times gross profit, also 2022. And lastly, from a timing perspective, we're currently under SEC review and then we expect to close the transaction in the fourth quarter, however, the SEC review process may push our closing until the beginning of the new year.

On the next slide, you will find the comp set. As Mike explained this is a company that is expected to grow faster than its peers, both in terms of revenue as well as gross profit. And in addition, CarLotz has solid, in some cases higher, profitability metrics. So, on behalf of the entire Acamar team, we're obviously extremely excited about this transaction. We are convinced this is the right combination of industry, business model, team, and deal structure, and we certainly hope you share enthusiasm for this opportunity. With that, let me turn it over, back to Mike again.

Michael Bor:

Thanks, Luis, appreciate it. I know I've seen some hands raised. So I think we'll go to Q & A, try to figure out how to do that.

Dawn Francfort:

Actually Michael, do you want me to…

Michael Bor:

Sure, sure.

Dawn Francfort:

Okay, so do you want to get into Q & A or do you want me to just take the couple that we have so far.

Michael Bor:

Let's take the couple we have so far.

Dawn Francfort:

Okay, so the first one is going to be Sharon Zackfia from William Blair, and I'm going to go ahead Sharon and unmute your line. And now you you'll be prompted to unmute your line and you can go ahead and speak and ask your question.

Sharon Zackfia:

Perfect. So hopefully you can hear me. Yes, thanks for all of the details today, I guess as we think about the other players that you've referenced, Carvana, Vroom, and Shift. They're all facing different pinch points in terms of meeting demand right now. So for Carvana, it's inventory, for Vroom it's their sales, and for Shift its the recon capacity. I guess if you have a pinch point, what is it, or where are you kind of least robust in terms of your infrastructure to meet demand. And then, secondarily, growth is great, but we've also seen virtually all of these companies spend more than they initially anticipated to get that growth. So can you talk about your model and where you feel like that might be different in terms of your projections and the comfort around them.

Michael Bor:

Sure, thank you. Yeah, in terms of pinch points Sharon, we are full. Our hub capacity is at max capacity and we're seeing a lot more demand for our retail remarketing services than we're able to provide. We have several clients who send us a list of vehicles every night. We cannot take the number of vehicles that we'd like to take because we simply don't have the capacity to take it through our existing hub footprint. And so, critical to this transaction is the capital to go and open, at a very fast rate, new hubs that will allow us to take on more inventory, continue to grow the concept of retail remarketing, bring on new accounts that can see the benefits of it. And so for us a pinch point is definitely parking spaces, essentially.

At each of our hubs we have reconditioning capacity that exceeds our ability to sell those vehicles. We have more reconditioning capacity than sales capacity. And as we grow we continue, we'll see additional recon capacity that will come on board with each hub.

In terms of your second question. What we need to do going forward is continue to open new hubs, which is what we've done in the past. We've seen historically exactly what a new hub costs in terms of dollars to open, dollars to break even. It's been remarkably consistent across hubs. We built, in addition to knowing the cost of opening these new hubs, we've built in a million and a half extra dollars of marketing, per hub, than we've spent in the past, we built in tremendous growth in SG&A at the corporate level to manage our growth, we've built in corporate level marketing at the corporate level to build brand awareness as we become a national brand. So at the hub level, we're doing exactly what we've done in the past, and we know how much that costs, we know how long that takes, and it's a fairly predictable, straightforward process. We built a playbook for new hub openings and then at the corporate level we built in a lot of additional resource to handle, tech development, marketing, and everything else we need to do to execute this plan. As we built out our growth model, we recognize it appears as aggressive growth, growing 300% over the next years. Seems aggressive, but we're doing that against the backdrop of simply doing what we've done in the past, but just slightly more of it, and with 10 times the amount of capital than we've had since the beginning of this company.

I think the key difference between our business and the competitors that you mentioned is they've raised hundreds of millions and billions of dollars. They have not been in a position where they had to be resourceful and be conservative with the cash that they're raising from their investors. We've done that since the beginning. We've raised $35 million to date, we know how to grow this business efficiently, we've done it and we will continue to do it.

Dawn Francfort:

So Michael, why don't I go ahead and give the instructions so everyone can start putting on their questions. To ask a question, please use the raise your hand function on zoom and for those who don't know where that is, just click on that participants button on the bottom, a panel will open up and in the right bottom you'll see a raise your hand function. Make sure your first and last name are visible and then I can call on you. I'll prompt you to unmute, you can unmute yourself, you can show your video if you'd like and go ahead and ask your question. And if anyone's having any problems, just feel free to chat me or you can email me at dawnfrancfort@icrinc.com. The next question, Michael, we're going to take is from Daniel Powell at Goldman. Daniel, I'm gonna unmute your line. Daniel, you have to unmute yourself.

Daniel Powell:

How about now.

Dawn Francfort:

Yeah, perfect.

Daniel Powell:

There you go. It's getting some pop ups. Mike and team, thanks for the time today. Want to touch on the growth algorithm, a little bit more. As you sort of look at expanding locations, adding corporate partners, acquiring customers, where sort of within those buckets do you see or expect sort of the most competition and how would you sort of describe the CarLotz response or competitive advantage in those cases.

Michael Bor:

Yeah, we're the only ones that retail remarket vehicles for our accounts. We currently have, demand that far exceeds our ability to respond to it. We have not seen any of our competitors attempt recently to handle remarketing at retail. Shift tried to do this several years ago. And again, we have a ton of respect for these guys so none of this is meant to disparage the other businesses, but Shift tried to do retail remarketing, it didn't work. BP, you might remember raised $300 million to make it work. We've been doing this for eight, nine years, built a lot of technology, relationships, human resource integration. We are the only ones that currently do this for our accounts, and our whole business model is essentially built for this specific and unique feature of the model.

So in order for another, for one of our competitors to get into this business, they would have to essentially change the whole back end of their operation. Currently, they go to an auction. They buy whichever vehicles they want, they recon it to whatever standard they want, they price it at whatever price they want, and they only have to answer to themselves. What we do is we communicate, even before the assignment, with our accounts on which vehicles makes sense. We work with them to triage vehicles between wholesale and retail. When the vehicle comes in as John mentioned, we use our proprietary CR app to give them the information they need to make recon decisions along with our guidance. We do the recon, we work with them on pricing, we basically create strategies for them to resell the vehicles and so we're an asset manager, as opposed to a typical merchant car dealer.

And so from the sourcing side, we don't see any of the incumbents transitioning to our model. It would require them to essentially change the whole back end of their model. And we just haven’t seen it. Our other competition on the sourcing side is from the auctions. And the beauty of our position in this market is that the auctions cannot go directly to retail. The auctions rely on retail dealers to show up and deliver vehicles to be auctioned and they rely on dealers to show up and buy those vehicles. So an auction cannot then go set up a dealership and compete with these dealers that it serves. And so we're structurally protected against the auctions trying to go directly to retail. And so from a sourcing side, we don't see a lot of competitive threat. Although our eyes are open, it wouldn't be impossible for someone to do what we're doing. We just don't see it as likely, especially with any scale.

On the selling of vehicle side. Obviously, this is where we compete with every dealer. And we've spent a lot of time creating a very comfortable car buying journey, omni channel car buying journey, for our buyers. And it plays out in our NPS score, it plays out in our industry leading CAC, it plays out in our growth. We feel like we built a really comfortable used vehicle retailing model that people love. Additionally, our clients because they're trying to beat wholesale give us the ability to price the vehicles at a discount to full retail. And so if you've got a price shopper, they'll be attracted to our inventory, if you've got a shopper that requires a full omni channel experience, they'll be attracted to our model, if you have a shopper who wants to dig in and figure out what kind of business they're doing business with, they'll see our NPS score, our five star reviews and they'll be happy to do business with us.

We've noted over time that the three key things that are buyers looking for when they're shopping for a car is the right car, the right price, and a dealer that will treat them well. We have the right cars, we have over 2000 vehicles on our inventory. We've got the right price, we're priced at a discount to full retail. And with our 84 NPS score we're a business that the buying public can trust. I hope that answers your question.

Dawn Francfort:

Okay. The next question is Zack Fadem from Wells. Go ahead please and unmute, your line's up.

Michael Bor:

We can't hear you.

Zack Fadem:

Okay, there we go. Okay. Hey guys, thanks for hosting us today. So Mike, when you talk about non-competitively sourced channels for your vehicles, does this mean you have exclusive or contractual deals with your corporate partners and if so, could you talk about the stickiness of these corporate relationships and what keeps them from going to another consignment model that that may come around and offer a lower price.

Michael Bor:

Yeah. So what we term competitively sourced inventory is inventory that you need to bid on and bit up to own. So the traditional way to get inventory for dealers to go to an auction and essentially pay more than anybody else's wanting to pay, for the privilege of selling that car. That's competitively sourced inventory. Our inventory is non-competitively sourced. It just is delivered to us by our accounts for free. And so our ability to get inventory is not based on our decision on what to bid for a car, how much to bid, do we want this bad enough that we want to get to that next price point. The inventory simply shows up, and we sell it. We do not have contractual-like volume agreements with our accounts. Currently, because we're capacity constrained we don't want to have to take a certain number of vehicles from our accounts. We work with our accounts to determine which vehicles make the most sense for our facilities and we take those vehicles that we think we can sell the fastest and at the best price. And so maybe perhaps as we build capacity, as we have excess capacity we'll want to get into some volume agreements with some of these guys. But at this point, we're happy to rely on our results to keep them coming back for more. At different times of the year, we might pull more vehicles from a rental business or more vehicles from US Bank, or from ARI, depending on what we're seeing in the market. And so you'll see certain customers growing and shrinking month over month as we determine that their inventory at that point in the year or in the cycle is more attractive. And we like working with our accounts. We have a tremendous amount of flexibility to kind of take and pick and choose the inventory that makes the most sense for us.

In terms of these relationships, we started, we identified retail remarketing as a thing back in 2012. We started working with local mom and pop businesses that had fleet vehicles, and by 2013 we were going to remarketing conferences and meeting the likes of ARI and LeasePlan and Merchants. So we've been building these relationships since 2013. Should be no surprise to you that as a participant in the used vehicle market, you generally don't start from a position of trust. So we had to earn and build trust with all these accounts over many years. We did that by providing them really good results, thousand dollar lift on the vehicles that we're selling for them. But also by investing in technology that links with all these accounts, gives them business intelligence and data analytics to make good decisions on which vehicles to triage to retail and wholesale, and ultimately helps them to do their job better. And so by doing all that, continuing to perform for them, continuing to invest in these relationships, we feel like we have very sticky relationships. We have ARI, for example, there's someone in their remarketing department that we pay for, so we have a shared human resource, and that person communicates with our inventory team and our sales team on a daily basis to determine which vehicles should be sold to retail remarketing at CarLotz and which vehicles we don't want and should go through the traditional channel. It's that level of integration that has created very, very sticky relationships.

Zack Fadem:

If I could ask a follow up, could you talk about just why your customer acquisition costs are so much lower than your peers and is it your expectation to reinvest in national advertising or brand building as a public company and what should we expect your customer acquisition costs and contribution margins to look like after that incremental spend.

Michael Bor:

Yeah, so our customer acquisition cost is very low compared to our peers. We think it's structural for a few reasons. One, a decent portion of the marketing budget of our peers is pointed towards acquiring inventory from the consumer, that's actually very expensive, that's a big source of marketing spend for our peers. We get our inventory for free from these corporate accounts, and on the consumer side we largely get that inventory from people who have heard about us. We're the only ones that do what we do so in terms of buying Google words around vehicle consignment or different way to sell my car, it's very inexpensive. And so, a portion, maybe half or some portion, of marketing spend we don't have to spend because the inventory just comes to us for free. That's point 1. Point 2 is our NPS score of 84 is directly tied to CAC. So, as we do a phenomenal job and creating magical experiences for our buyers, they become evangelists for the brand, they spread the word. And so when we acquire one customer with an NPS of 84, we're actually acquiring several for that for that price. Three is, and you'll notice the lowest MPS of this peer group is us and Carvana. And one of the things that they've done really well is they've put these vending machines in high traffic retail locations. These vending machines act as a billboard as people are shopping for vehicles, or frankly just going to and from work. They see the brand and then when it's time for them to shop for a vehicle, that's a brand that enters their solution set. Our hubs are in high traffic retail locations. People see our brand, they see our business every day when they're going to and from work. They definitely see it when they're shopping for a vehicle, and that buys us down some customer acquisition costs. You'll know that Vroom and Shift that don't have physical presence. The only way they can reach a buyer digitally is by marketing to them digitally, that gets very expensive. And then fourth, and maybe the most important, is that because our clients are simply trying to beat their wholesale price and $1,000 or so above that price is more than satisfactory, we're able to price our vehicles cheaper. Still today most people shop by price, and when they sort by price our vehicles will come up to the top. And because of that we're able to spend less marketing dollars to get our vehicle seen by more people. And so we get x number of leads for less than our competitor would get that same number of leads on a vehicle, because our vehicle is naturally priced better.

As to the second part of your question. Yes, that CAC number will increase as we open new hubs, because the first year of each new hub we've dedicated a million and a half additional dollars marketing to ensure that that hub gets off the ground faster than we've launched them in the past. And then we also have 15 million in year 1, 10 million in year 2 of corporate level marketing to further build our brand which obviously will have an impact in CAC. We definitely see a near term expansion in customer acquisition cost, but our run rate is structurally lower as a result of the four points that I mentioned before.

Zack Fadem:

Got it. Thanks, Mike. Thank you.

Dawn Francfort:

Okay, so the next question, Michael, is from Karen Short at Barclays. I'm going to unmute your line, Karen, I know you're also going to try to dial in so we'll see.

Karen Short:

Okay, we'll try this.

Dawn Francfort:

Yeah. Gotcha.

Karen Short:

So a couple questions. I guess I was wondering in terms of that 3% ASP increase annually. Why are you looking at such a low number relative to historical and then I guess another question on that is, if the ASP increase is more than that is there a greater margin or flow through on an absolute dollar basis. And then I had one other question.

Michael Bor:

Sure. So our ASP growth is largely related to mix, and so over the last couple years we've brought on accounts that have consigned to us more expensive vehicles. So instead of kind of the midpoint of the bell curve shifting over, we've actually kind of seen two humps form in terms of distribution by price. We still sell a lot of the 8 to 12 to $15,000 vehicle. A lot of our accounts bring us that vehicle. And then recently we've been given a lot of more expensive vehicles that has that has shifted our average price up and so we've seen about 10% growth in ASP over the last couple years. 3.7% we felt like is a conservative estimate, gives us room to outperform there. But our fastest growing accounts are the ones that are bringing us the more expensive vehicle. So we probably will see some outperformance there, but time will tell.

In terms of does that flow down to GPU, I think that was probably your question. And if I if I got that wrong, let me know. But simply the average selling price moving doesn't really do anything. But it's the ancillary products and services that get attached on the higher price vehicle that do have an impact on GPU. So, when we're selling a 6 or $8,000 vehicle, the commissions on financing are lower than a $40,000 vehicle. The attachment rates for warranties are typically lower on an older vehicle than a newer vehicle. So the benefits that we see as ASP increases, is mostly on F&I. Our fees are the same on the $40,000 vehicle as they are on the $6,000 vehicle. So in terms of the core of our GPU, the selling fee and the buyer fee, those are consistent. It's really more on the aftermarket products.

Karen Short:

Okay. And then my other question was just, in terms of timeline on days to sell a vehicle, has that changed during the pandemic versus pre pandemic. And then as you become much more national how do you think about that timeline in terms of days to sell.

Michael Bor:

Yeah, so there there's several things that, well to answer your first question, yes. Cars, sell-through from dropped dramatically, March, April and May. Fortunately, our clients, both consumer and corporate, especially corporate, are very sophisticated sellers of vehicles. They knew exactly what was happening in the market and there was a fair amount of flexibility in us taking longer to sell vehicles during the pandemic. Keep in mind, where with other dealers there may have been fear that, oh, I'm going to lose money on these vehicles because they're sitting around on my lot. That wasn't a fear for us. As long as we sell a vehicle we make the same GPU, whether it takes 60 days or 40 days. And so largely we managed through that no problem.

Our average days to sell metric can change for a number of reasons. Certain times of the year are a little slower than others. Our days to sell typically comes way down in March, during the tax season, it can go up in like September, which is generally a slower part of the year. And so there is some fluctuation. There's also fluctuation by account. And so for example, Merchants is much more patient with the sale of their vehicles and I'm looking on page 21 at some of the logos and they're okay with us taking 90 days as long as we get max price. We have other accounts that are much more focused on days to sell. And so as we move, one month to the next, we may take more vehicles for Merchants, or more vehicles from one of the accounts that is more focused on speed. By doing that, we may be expanding our days to sell or reducing our days to sell solely based on the desires of our accounts. What's important to us is that we manage days to sell based on our accounts' desire to optimize days to sell and lift. As we grow, days in a new market, days to sell will be longer because our sell-through in a new market is typically slower than in a mature market.

And our clients notice. And so as we launched new markets, they've been very patient with us, to grow with us. And if they're not, then we probably won't take their vehicles into that market. If we've got an account that says these vehicles must sell in 30 days, then if we're going to open in Seattle next, we probably won't take their vehicles in Seattle until we're confident we can meet their days to sell desires, and then we'll begin taking their vehicles in that market.

Karen Short:

That's helpful. Thank you.

Michael Bor:

Thank you.

Dawn Francfort:

Okay great. Michael, so the next question is, Seth Basham from Wedbush. I'm going to unmute your line so go ahead, please.

Seth Basham:

Hi, good afternoon. Can you hear me.

Michael Bor:

Yes, I can.

Seth Basham:

Hello, sir. Great. Thanks for the presentation, very helpful. My first question is just on your plans to control the growth. We've seen number of high growth online focused used retailers stumble a bit in their trajectories. You mentioned how fast you're growing and seems like you have a cookie cutter plan in place so to speak with your hub strategy, but what are you using to control that growth, make sure that you stay on track.

Michael Bor:

Yeah, as we think about growth, it's key for us to find good locations to continue to maintain solid relationships with our accounts, but most importantly, it's to continue to keep the corporate culture that we built over time. For us to continue to do exactly what we've done in the past, we need to make sure that the teams that we install in our new hubs stick by the same core principles that our teams in previous hubs have done. A decent portion of our success, if not all of it, is based on our team's ability to deliver on our value promise to both our sellers and our buyers. And if we stumble there, if we see reviews are not five-star in a new market, if we are not selling vehicles as fast as our clients want them sold in a new market, that will be a stumble for us. And all of that is controllable by our team. And so it's really important for us to have a hub opening playbook which we which we deliver on.

We built a team, call them the road warriors, or growth warriors now, and they are experienced CarLotz professional sales coaches that travel to new hub markets and work with our new teams to ensure that the ideals that we live by, the key tenets of our corporate culture are part of the everyday operations. And by doing that, our job on the ground is pretty straightforward, it requires a ton of hard work and hustle, but it's certainly not rocket science. It's essentially treating every client like they're your mother. That's how we started this business and we still do it today. We don't make financial decisions with respect to our customers and yes, we make decisions as if they were our mom and whatever they're coming to us with is of the utmost importance. So again, just back to culture, that's what it's all about, and that's something that we've been able to grow pretty quickly. It's something that we'll be keenly aware of as we grow, to make sure that we're bringing on the people that can kind of carry our culture flag.

Seth Basham:

Two follows up to that. So if your NPS scores start to slip will you slow your growth trajectory. And then secondly, what if any of your operations do you currently outsource and would you consider outsourcing some to accelerate your growth.

Michael Bor:

Yeah, if we saw NPS scores begin to lower. They move over time and we watch them pretty closely. If we saw a dramatic drop, for sure. But, if we saw general fluctuations, we know how to work with our team to identify issues. We have two teammates who have been with us for many, many years, and we'll just parachute them into a hub that is not performing. We do that with respect to NPS, we do that with respect to F&I sales, F&I penetration. If we see one of our hubs is not performing up to par, our team is very happy to travel and transfer knowledge across markets. So that's probably where we go first if we saw some stumbles. I'm sorry, what was your second question. Should've written down.

John Foley:

Outsourcing.

Michael Bor:

Oh, right. Yeah. John, want to get that?

John Foley:

Yeah, so our preferences is to do all of our reconditioning on site. However, there's a portion that we do work with some third party vendors to complete today. As we look ahead, we understand that maybe hiring technicians isn't the easiest thing in the world to do. We've done it well, but we understand we could get to a market and not execute as quickly as we want and we're prepared to use a third party vendor in the event that that happens.

Michael Bor:

We also outsource logistics currently for outside of our hub markets, we outsource logistics on inbound logistics and then obviously there's certain kind of very specialized reconditioning that we do and we outsource.

Dawn Francfort:

Okay Zack you got all your questions in there. I'm gonna move to the next. So next is Bret Jordan from Jefferies. Go ahead please and unmute your line.

Bret Jordan:

Hey guys, can you hear me.

Michael Bor:

Yes. Hey, Bret.

Bret Jordan:

Hey, when you think about the recon economics, assuming not outsourced. Is that within the thousand dollars typically paid by the seller, as you bucketed sort of the pieces of your profit and what are the sort of the profit levels in that recon business.

Michael Bor:

Yeah, so it's not within. So let's take the Lexus that John walked through, we sold this vehicle for $23,000, our client got a check for $21,048, so that's $1,000 in fees that brings you to 22, and then on this one there was apparently $952 of additional expenses. That might be shipping in, that might be recon, that might be gas. Any other direct expenses of the sale of this vehicle are netted against the sale price to get to their proceeds. And so our fee is protected. In terms of recon we do pass it along with a margin. And that margin obviously varies depending on the cost. We're not going to put the same margin on a $2 light bulb, as we would on a brake job or something much more expensive. But recon is meant to be a profit center for us. As is shipping, and fuel, and anything else we do, it's all passed along with a margin.

Bret Jordan:

Okay. And I guess you also mentioned you sold to all 50 states, but geographically, what kind of reach do you get out of one of your one of your hubs. If you're selling a car that might go for 15 or $10,000 obviously not a tremendous amount of shipping distance before you're outside the market. How do you, you're talking Northeast and West, how big a Dixie cup circle can we put around the hub, as we think about the market that you can address.

Michael Bor:

Yeah, you're absolutely right there. If we drew a heat map, we typically see a 1 to 200 mile radius be like the darkest circle around our hub footprint. As you get to a lower price vehicle, to your point, it contracts. as you get to a higher price vehicle, it expands. We have some specialty vehicles that almost certainly will be sold out of market. If you go to our website today, you'll see many more vehicles in the 60 to $100,000 range. Those are very frequently bought out of market. If you look at the $6700 F 150 with 150,000 miles on it, that's most definitely going to go to be bought within the market. So, it depends. But what we've seen during Covid, is people have just gotten more comfortable with the online transaction, and so I don't know that we've done the math on it yet but anecdotally, I do believe that we are selling in a further radius than we have in the past, and whether that's permanent or temporary, I have some ideas, but don't really have the data to be able to say definitively that there's a permanent shift in buying behavior, we've just seen kind of the beginnings of what we think might be.

Bret Jordan:

Okay, great. Thank you. Thank you.

Dawn Francfort:

Okay. The next question is going to be Alex Potter of Piper, please go ahead and unmute your line.

Alex Potter:

Great. Can you hear me.

Michael Bor:

Yes. Hi Alex

Alex Potter:

Hi. So I had one question regarding I guess the inventory that you can access. If you're sourcing primarily from larger fleets or corporations, obviously they're buying different vehicles, sometimes maybe lower spec than a typical consumer, so does that limit you. And I have one additional one after that.

Michael Bor:

Yeah, so if we served just one of these accounts, we would have very homogenous inventory, but fortunately we have a lot of different accounts to choose from and frankly we learn their inventory over time. There's an account we work with that several years ago we asked to send us these Nissan Frontiers, which we know sell really well. And what we got were Nissan frontiers with no power locks, crank windows and just very, very low trim level. Those unsurprisingly, not a hot seller. And so as we work with these accounts we learn what their inventory looks and feels like, not only in terms of trim level, but also in condition. Like for example with ARI we work with them, we know their client codes, and so we know that maybe client ABC really treats their vehicles rough, while client DEF typically has very pristine vehicles. That might be the difference between an oil field services client of theirs and a pharma sales rep client of theirs.

And so, by knowing their client codes and what kinds of vehicles we've seen over time, we know what to request from these guys. And we typically work with our internal inventory team to determine what's the best inventory, what do we want, what's selling quickly. I think John walked you through a couple of pages that kind of highlight some of the reporting that we provide to them. You'll see here forecasts and sales. We do this, not just by location, but by year, make, model, body type, etc. And we look to see what's selling and we work with our accounts to bring in what we think will sell well at a great price. And so, it is very much an asset management slash consulting relationship that we have with most of these, not all of them, some of them we're just a vendor. We just started working with them, we haven't built the trust yet, and they send us vehicles, and we try to sell them as well as we can, and then we build the trust over time. But especially with most of the ones on this page, we have long term relationships with them. We work with them as consultants and we try to get the best inventory that will sell well. Sorry, was there a follow up Alex. Can't hear you in case you're talking.

Dawn Francfort:

I don't think so. Didn't hear him. Should we go to the next and if you want to ask a follow-up Alex, you could just re-enter again if somehow you got disconnected okay. The next question is Edison Yu from Deutsche Bank. Please unmute your line.

Edison Yu:

Hello. Can you hear me.

Michael Bor:

Yes, Hi Edison.

Edison Yu:

Hey, so just a couple questions. First one is on the transaction. I think I saw that there was as part of the deal there was a earnout. It's just wondering if that was something that's always been in there, just kind of the motivation behind that. We've seen a lot of SPACs. I don't think I've seen that yet, and just kind of the thoughts behind that. And then second question on the strategic side, in terms of the growth strategy, I think you mentioned three to four hubs per quarter. Is that something that you could ramp up faster if you wanted to given all the other supply constraints for you and the industry. And if you could, would you be willing to or is that something that's more part of the plan, just to kind of stay and not try to grow too quickly.

Michael Bor:

So with respect to the earnout, I'm new to the SPAC world, but I thought that was pretty commonplace, it's always been part of this deal. We've always welcome the challenge to perform for our investors. When we started the business in 2011, we told our investors that we were going to do exactly what we told them we were going to do. And we built a business plan, we performed exactly to that plan. We grew a lot. We went back to that same group of investors, we were able to raise the next round very quickly, almost overnight, because we had done exactly what we told them we would do, and we've done that every time. We like to highlight our performance and we think it makes sense to be compensated for such. We believe we'll be driving good public market performance in our stock price and we're happy to show it by including an earnout in the price of this deal. With respect to the new hub openings, we've attacked with the growth model that we want to be able to perform very well against it. Opening three to four new hubs may sound like a lot to some, we're actively evaluating several new markets, I think we have a page in here that highlights where we're headed. We see the ability to open more than three to four a quarter. That's not built into our plan and currently we're pointing towards that three to four a quarter, but if we see the opportunity to grow faster than that, we're clearly very happy to do so. We're building and we have the corporate team that can handle the amount of growth that we've laid out in in our business plan. To date, we've grown very capital efficiently and as I mentioned, we have a tremendous amount of capital compared to what we've had in the past to execute on this growth plan. So we feel like we've built a lot of room for outperformance in our model.

Luis Solorzano:

Mike, just to complement your answer on the earnout there. There are number of precedents of earnouts in SPAC transactions. Both seller earnouts, as well as SPAC sponsor earnouts.

Dawn Francfort:

Okay, great. Edison. Yeah. Okay, we're done. I'm going to bring Alex back into the loop here. Alex, go ahead and unmute your line so you can get your follow up question in there.

Alex Potter:

Okay, yeah. Sorry about that. And I wasn't able to unmute last time. So I just, I had one last follow up question on inventory and where you're sourcing it from. You have that pie chart there obviously, there's the 60% which is easy to understand, there's the 10% which is competitively sourced, easy to understand, consigned consumer inventory, easy to understand, but that last bucket, other non-competitively source inventory. In layman's terms, what is that? What's an example.

Michael Bor:

So, we may have an account that finds itself with a bunch of vehicles that it just wants to get off its balance sheet quickly. One of these accounts on this page three or four months ago had one of their clients go bankrupt, they had to pull all these vehicles back, they had a bunch of them, and they just needed to get rid of the problem essentially. They were very attractive vehicles, they asked us to make an offer on all the vehicles. We made a non-competitive offer for the vehicles and we bought them. And so we kindof opportunistically will buy buckets of vehicles from our accounts if they're made available to us and we see a profit opportunity. We also put in that bucket trade-ins and occasionally, we'll have a retail customer come to us and want us to buy a vehicle from them, or we'll have a consigner of a vehicle change their mind and they need the money today. And so really, those are vehicles that we end up buying, not at an auction, but from either the consumer or one of our corporate accounts.

Alex Potter:

Okay great, thanks.

Dawn Francfort:

Okay, great. Um. Next question is, Rajat Gupta by JP Morgan and go ahead please unmute your line.

Rajat Gupta:

Thanks for thanks for doing this. And thanks for taking my questions. Just going back to that pie chart, the consigned consumer inventory. Can you help us understand what the differences are in the economics there, versus a consumer just dropping off their car at CarMax or at all these other digital retailers that also have consumer sourcing options and it's a big part of their strategy too. So is economics here better for you, how's it more attractive for the consumer to go to that route versus going through another digital retailer or just trading in their vehicle at a CarMax location or something. And I have a follow up question.

Michael Bor:

Yeah, sure. It's the exact same math as it is for the corporate consigner. When you trade your vehicle at a dealer or if you sell it to CarMax or Carvana you're effectively getting a wholesale price for your vehicle. Oftentimes they're going to turn around and sell it and make money on that vehicle, but you're trying to get dollars quickly. What we offer is that we're essentially their dealer. We sell their vehicle at retail and they get a check that is oftentimes thousands of dollars more than their than their trade-in offer. What we see is at the consumer level, we see a lot more what we call home runs, which are situations where we're getting many thousands of dollars more for the consumer than they were offered on trade.

A lot of times dealers, typically more traditional dealers, will kind of, unfortunately eye up the guests and figure out how much they can take advantage of this one by low-balling the offer, and as a result, you see a lot more margin for our client, for our cosigner, on the consumer consignment route than at the corporate consignment level. But for us, the economics are the same. We make approximately the same fee from the consumer that we make from the corporate consigner. It tends to be typically a slightly different type of vehicle that we get from the consumer. On average, our consigners are typically a higher wealth demographic because they can go without the funds of that from that vehicle for a period of time until it sells. And so we generally get nicer newer SUVs and crossovers. There are definitely exceptions to that rule. We do get a pretty good mix. But we typically see a slightly higher priced consignment from the consumer and we see more of kind of a plain Jane everyday car from the Corporate consigner. But the economics are for us, they're almost all the same on those vehicles and for the consigner, I would say it's slightly better economics for the consumer than it is for the corporate, but for the corporate it's still tremendous over their alternative which is the wholesale option.

Rajat Gupta:

And so that that's helpful color. And then on just the finance GPU, just the profitability of the financing, can you give a sense of how many lenders are on your platform currently, how those relationships are evolved. Are there any efficiencies from scaling those relationships outside of just increasing penetration. Any color or bridge on just that aspect, from your job, your long-term targets and I had one last one after that.

Michael Bor:

John you want to take that one on financing.

John Foley:

I had a bad connection can you give me a quick rundown and I'll pick it up.

Michael Bor:

Yeah, he was asking about who, what financing partners we work with and what the economics are, attachment rates.

John Foley:

Sure, sure, sure. Okay. Yeah. So today our biggest partners are Ally and Capital One. We do have a suite of other lenders available to us. Some are regional lenders, others are national lenders, they give us a full spectrum offering in both the prime and subprime markets. Our attachment rate for finances are 50, 55%. We are seeing that our buyers are financing their purchases, about 75% of all the purchases that are made from us. So we do see some opportunity to continue to improve that that penetration. Especially since the announcement we've been talking to more lenders who we might bring on board and have more offerings. And when we attach financing, our typical commission is $325.

Rajat Gupta:

That's helpful. And then lastly, on the cost structure, you gave us the bridge around the gross profit which is super helpful, EBITDA too, you gave us some color on the customer acquisition cost, but what about the other costs, like personnel related, corporate structure, logistics, could you give us a sense of how you scale that and then just in terms of like the fixed versus variable component of those remaining buckets, any color on that would also be helpful. Thanks.

Michael Bor:

Rob, you want to get that one?

Rob Imhof:

Yeah, so on personnel, we're projecting about a $27 million increase in cost in 2021, and roughly $15 million in the out years. Occupancy we're looking at a 2.5, $3 million cost in 2021 and then about a $5 million increase in the out years. Advertising and promotion, I think Mike said earlier but we're showing a $37 million increase there so that's one and a half million at each of the new hubs on top of $15 million at corporate. The 15 drops down to 10 in year two and the one and a half million per new hub continues. And then other cost increases, we have about $5 million dollars of what we would call public company expenses in our P&L, and then I think from a fixed versus variable on those, the variability is really in the increase in occupancy and personnel and marketing related to opening new hubs.

Rajat Gupta:

Got it, got it. The personnel stuff is also pretty variable in nature or.

Rob Imhof:

Its variable. It's a fixed cost but it's variable with growth. So as we scale the business, we would expect the cost to increase your quarterly on those three items. And then maybe this is a little bit of where you're going with this too, a lot of what you would typically look at as being variable costs in the hub P&L are passed through to the consigner so they don’t ever hit COGS for us. It's a pass through and basically, a reduction in price that we pay for the vehicle.

Rajat Gupta:

Understood, got it. That’s helpful color. Thank you.

Dawn Francfort:

Okay, great. It looks like I don't see any more questions. If anyone has a follow up. You can raise your hand again or chat me, but it looks like Michael, we're good and I'll turn it back over to you, Michael.

Michael Bor:

Thanks. I definitely want to thank everyone for taking the time, I know everyone's busy these days, taking the time to hear our story and ask the very thoughtful questions that you asked today. We're thrilled, obviously, to be entering into partnership with Acamar and to make this transition to be a public company, and we're thrilled to continue the dialogue with all of you guys. To the extent you have any follow ups, please don't hesitate to reach out to us, either directly or through ICR. And we'd love to have follow ups and ensure that you fully understand the story, understand the financials around the story and can build a strong understanding of this business and where we're headed, and what we're going to do. So again, thank you all for your time and really appreciate spending the afternoon with you.

John Foley:

Thanks everyone.

Rob Imhof:

Thanks, everyone.

Luis Solorzano:

Thank you.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of Acamar Partners, a preliminary prospectus of Acamar Partners and a preliminary consent solicitation statement of CarLotz, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/consent solicitation statement will also be sent to the stockholders of Acamar Partners and CarLotz, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partner in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ registration statement on Form S-4 under “Risk Factors,” Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020 and Form 10-Q for the quarterly period ended June 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for then. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.